MATERIAL CHANGE REPORT
Form 51-102F3

1.	Reporting Issuer:

Kinross Gold Corporation ("Kinross")
52nd Floor, 40 King Street West
Toronto, Ontario M5H 3Y2

2.	Date of Material Change:

September 25, 2007.

3.	News Release:

A news release was issued by Kinross on September 25, 2007 and is attached as Schedule "A” hereto.

4.	Summary of Material Change:

On September 25, 2007, Kinross entered into an asset swap agreement with Goldcorp Inc. ("Goldcorp") pursuant to which Kinross will sell to Goldcorp its 31.9% interest in the Musselwhite Joint Venture and its 49% interest in the Porcupine Joint Venture. In exchange for these assets, Kinross will acquire Goldcorp’s 50% ownership position in Compania Minera Mantos de Oro ("MDO") and receive from Goldcorp a cash payment of US$200 million.

5.	Full Description of Material Change:

On September 25, 2007, Kinross entered into an asset swap agreement with Goldcorp pursuant to which Kinross will sell to Goldcorp its 31.9% interest in the Musselwhite Joint Venture, located in northwestern Ontario, and its 49% interest in the Porcupine Joint Venture, located in Timmins, Ontario. In exchange for these assets, Kinross will acquire Goldcorp’s 50% ownership position in MDO, thereby giving Kinross a 100% interest in MDO, which owns and operates the La Coipa mine in northern Chile. In addition, Kinross will receive from Goldcorp a cash payment of US$200 million.

The Boards of Directors of both Kinross and Goldcorp have approved the transaction, subject to a number of conditions customary in a purchase and sale transaction of this nature. The transaction is expected to close within the next 60 days.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

Ms. Shelley M. Riley, Vice President, Administration and Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

9.	Date of Report:

October 2, 2007.

Schedule "A”

News Release

(attached)

Exhibit 99.1

NEWS RELEASE

KINROSS INCREASES LA COIPA MINE OWNERSHIP TO 100%

Transaction Includes Sale of Porcupine and Musselwhite Minority Interests
to Goldcorp and US$200 Million Cash Payment to Kinross

Toronto, Ontario, September 25, 2007 -- Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that it has entered into an asset swap agreement with Goldcorp Inc. that will substantially increase the Company’s ownership and operating control of its core mines, while strengthening its strategic position in Chile.

Under the terms of the agreement, Kinross will sell to Goldcorp its 31.9% interest in the Musselwhite Joint Venture, located in northwestern Ontario, and its 49% interest in the Porcupine Joint Venture, located in Timmins, Ontario. Goldcorp is currently the operator of both mines.

In exchange for these assets, Kinross will acquire Goldcorp’s 50% ownership position in Compania Minera Mantos de Oro (MDO), thereby giving Kinross a 100% interest in MDO, which owns and operates the La Coipa mine in northern Chile. In addition, Kinross will receive from Goldcorp a cash payment of US$200 million.

“This transaction streamlines our operating interests, further focusing resources on core assets where Kinross is the operator, and allows us to build upon our base of expertise and experience in South America,” said Tye Burt, President and Chief Executive Officer of Kinross.

Specifically, this transaction strengthens Kinross’ position in Chile, where the Company currently operates the Maricunga mine. “This deal increases our strategic presence in the Maricunga District, one of the world’s most important gold producing regions. It adds to the excellent growth and development opportunities for Kinross in Chile, where we have a strong management team in place with proven operating expertise and well-established relations with local communities,” said Mr. Burt.

Mr. Burt said that the US$200 million in cash proceeds from the transaction will be used to help finance Kinross’ development projects currently underway. The Company expects to expand its gold production by approximately 60 per cent between 2007-2009 through a major expansion project at Paracatu in Brazil, and new development projects at Kupol in the Russian Federation, and Buckhorn Mountain in Washington State. These new projects are expected to add approximately 1.1 million ounces of gold equivalent production annually during the first five years following the commencement of production.

During the first six months of 2007 -- on the basis of Kinross’ share of total gold equivalent production -- the Porcupine Joint Venture produced 75,322 ounces and had a cost of sales per ounce of $433, the Musselwhite Joint Venture produced 35,231 ounces and had a cost of sales per ounce of $481, and La Coipa produced 118,515 ounces and had a cost of sales per ounce of $234 (all costs cited on a co-product accounting basis).

Going forward, for Kinross, the transaction is expected to result in a reduction in gold equivalent production of approximately 100,000 to 120,000 ounces annually, balanced by lower cash operating costs, higher margins and increased free cash flow. Updated production guidance for the period 2008-2009 will be provided following the closing of the transaction.

The Boards of Directors of both Kinross and Goldcorp have approved the transaction, subject to a number of conditions customary in a purchase and sale transaction of this nature. The transaction is expected to close within 60 days.

Mr. Burt will be providing an update on Kinross’ recent activities and future strategic direction, including a discussion of this transaction, at the Denver Gold Forum on September 26, 2007 at 8:35 AM Mountain Time. The presentation may be viewed via webcast at the Company’s web-site www.kinross.com.

Kinross is the third-largest North American gold producer by reserves and currently has nine operating mines in five countries including Chile, Brazil, United States, Russia, and Canada.

Investor Relations:	Media Contact:
Erwyn Naidoo	Steve Mitchell
Director, Investor Relations	Director, Corporate Communications
(416) 365-2744	(416) 365-2726

Cautionary Statement on Forward-Looking Information

This news release contains certain statements that may be deemed “forward-looking statements” ” within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States’ Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address events or developments that the company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements include but are not limited to statements regarding future exploration programs. Forward-looking statements are based on expectations, estimates and projections as of the date of this news release as well as a number of estimates and assumptions that, while considered reasonable by the company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. These forward-looking statements are based on a number of assumptions, including, among others, assumptions regarding market prices, metal price volatility, political and operational conditions, exploration potential, the timing of the receipt of required approvals, and general economic, market or business conditions. The foregoing list of assumptions is not exhaustive. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the price of gold or certain other commodities; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in countries in which the company does or may in the future carry on business; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; inability to obtain required approvals; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies could cause actual results to differ materially from those expressed or implied in any forward-looking statements made in this news release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements. These factors are not intended to represent a complete list of the factors that could affect the company, the transaction, MDO or the La Coipa mine. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law. The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.